FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of December 31, 2006 together with Independent Auditors´ Report

FINANCIAL STATEMENTS AS OF DECEMBER 31,

2006 AND 2005 WITH INDEPENDENT AUDITORS´

REPORT

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

ASSETS	12-31-2006	12-31-2005
A. CASH AND DUE FROM BANKS
Cash	559,613	479,410
Due from banks and correspondents	1,974,445	1,115,140

	2,534,058	1,594,550

B. GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts (Exhibit A)	308,976	434,591
Holdings for trading or financial transactions (Exhibit A)	102,726	211,793
Unlisted Government Securities (Exhibit A)	843,792	—
Instruments issued by the Argentine Central Bank (BCRA) (Exhibit A)	1,702,817	1,655,150
Investments in listed private securities (Exhibit A)	30	3,224
Less: Allowances (Exhibit J)	15,139	—

	2,943,202	2,304,758

C. LOANS
To government sector (Exhibits B, C and D)	2,118,381	3,956,725
To financial sector (Exhibits B, C and D)	429,893	179,257
To non financial private sector and residents abroad (Exhibits B, C and D)	6,277,489	3,772,313

Overdraft	1,469,371	732,782
Discounted instruments	793,195	560,863
Real estate mortgage	460,559	394,678
Collateral Loans	10,300	10,137
Consumer	689,019	299,140
Credit cards	526,416	534,808
Other (Note 5 a.)	2,270,384	1,357,206
Interest and listed-price differences accrued and pending collection	63,788	37,301
Less: unused collections	—	152,025
Less: Interest documented together with main obligation	5,543	2,577
Less: Difference arising from purchase of portfolio	90	89
Less: Allowances (Exhibit J)	165,842	129,274

	8,659,831	7,778,932

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
Argentine Central Bank (BCRA)	423,032	286,154
Amounts receivable for spot and forward sales to be settled	33,626	149,375
Instruments to be received for spot and forward purchases to be settled	333,610	35,730
Unlisted corporate bonds (Exhibits B, C and D)	58,684	78,228
Non-deliverable forward transactions balances to be settled	1,052	281
Other receivables not covered by debtor classification regulations	18,066	130,321
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	26,654	18,738
Interest accrued and pending collection not covered by debtor classification regulations	6,973	121,104
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	—	3,014
Less: Allowances (Exhibit J)	996	3,003

	900,701	819,942

E. ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	231,503	127,022
Less: Allowances (Exhibit J)	3,369	1,432

	228,134	125,590

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions (Exhibit E)	27,685	51,892
Other (Note 5.b.) (Exhibit E)	367,456	294,854
Less: Allowances (Exhibit J)	3,053	11,939

	392,088	334,807

G. OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	129	2,257
Other (Note 5.c.)	474,285	490,356
Tax on minimum presumed income – Tax Credit	118,746	90,094
Interest accrued and pending collection on receivables from sale of property assets (Exhibits B, C, and D)	—	41
Other accrued interest receivable	1	3
Less: Allowances (Exhibit J)	361,062	388,728

	232,099	194,023

H. PREMISES AND EQUIPMENT (Exhibit F)	367,315	347,444

I. OTHER ASSETS (Exhibit F)	34,359	62,189

J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	18,829	25,459
Organization and development expenses	356,726	576,496

	375,555	601,955

K. SUSPENSE ITEMS	12,980	946

TOTAL ASSETS	16,680,322	14,165,136

(Contd.)

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

LIABILITIES	12-31-2006	12-31-2005
L. DEPOSITS (Exhibits H and I)
Government sector	73,150	102,848
Financial sector	156,412	35,483
Non financial private sector and residents abroad	12,419,328	10,605,615

Checking accounts	2,236,053	1,863,736
Savings deposits	3,415,210	2,977,089
Time deposits	6,060,375	4,976,427
Investments accounts	144,286	210,575
Other	453,849	477,797
Interest and listed-price differences accrued payable	109,555	99,991

	12,648,890	10,743,946

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA (Exhibit I)	1,761	100,745

Other	1,761	100,745

Banks and International Institutions (Exhibit I)	178,943	224,311
Non-subordinated corporate bonds (Exhibit I)	248,638	286,486
Amounts payable for spot and forward purchases to be settled	302,591	26,165
Instruments to be delivered for spot and forward sales to be settled	34,264	160,725
Financing received from Argentine financial institutions (Exhibit I)	233,332	72,980
Non-deliverable forward transactions balances to be settled	206	150
Other (note 5.d.) (Exhibit I)	470,419	357,597
Interest and listed-price differences accrued payable (Exhibit I)	6,436	6,409

	1,476,590	1,235,568

N. OTHER LIABILITIES
Other (Note 5.e.)	203,823	173,392

	203,823	173,392

O. ALLOWANCES (Exhibit J)	392,478	208,388

P. SUSPENSE ITEMS	3,957	2,295

TOTAL LIABILITIES	14,725,738	12,363,589

STOCKHOLDERS’ EQUITY (as per the related statements of changes in stockholders´ equity)	1,954,584	1,801,547

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	16,680,322	14,165,136

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	12-31-2006	12-31-2005
DEBIT ACCOUNTS

Contingent
- Guarantees received	3,456,411	2,980,443
- Contra contingent debit accounts	345,094	325,775

	3,801,505	3,306,218

Control
- Receivables classified as irrecoverable	332,529	359,843
- Other (Note 5.f.)	29,547,920	23,658,789
- Contra control debit accounts	287,247	310,926

	30,167,696	24,329,558

Derivatives
- “Notional” amount of non-deliverable forward transactions	387,777	46,982
- Interest rate SWAP	30,000	—
- Contra debit derivatives accounts	283,243	93,161

	701,020	140,143

For trustee activities
- Funds in trust	17,522	10,427

	17,522	10,427

TOTAL	34,687,743	27,786,346

CREDIT ACCOUNTS

Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	13,695	3,827
- Guarantees provided to the BCRA	52,743	70,293
- Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	169,825	171,022
- Other guarantees given non covered by debtor classification regulations	8,254	62
- Other covered by debtor classification regulations (Exhibits B, C and D)	100,577	80,571
- Contra contingent credit accounts	3,456,411	2,980,443

	3,801,505	3,306,218

Control
- Items to be credited	228,192	134,517
- Other	59,055	176,409
- Contra control credit accounts	29,880,449	24,018,632

	30,167,696	24,329,558

Derivatives
- “Notional” amount of non-deliverable forward transactions	283,243	93,161
- Contra debit derivatives accounts	417,777	46,982

	701,020	140,143

For trustee activities
- Contra credit accounts for trustee activities	17,522	10,427

	17,522	10,427

TOTAL	34,687,743	27,786,346

The accompanying notes 1 through 16 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish – See Note 16)

- Stated in thousands of pesos -

	12-31-2006	12-31-2005
A. FINANCIAL INCOME

Interest on cash and due from banks	17,352	25,315
Interest on loans to the financial sector	30,332	9,200
Interest on overdraft	102,233	41,466
Interest on discounted instruments	55,699	22,989
Interest on real estate mortgage	44,894	41,474
Interest on collateral loans	1,266	1,013
Interest on credit card loans	30,485	21,290
Interest on other loans	190,490	127,963
Interest on other receivables from financial transactions	35,314	10,374
Income from secured loans—Decree 1387/01	165,565	269,269
Net income from government and private securities	344,456	65,145
Indexation by benchmark stabilization coefficient (CER)	354,550	663,734
Other	146,260	111,535

	1,518,896	1,410,767

B. FINANCIAL EXPENSE

Interest on checking accounts	30,019	23,872
Interest on savings deposits	5,063	3,670
Interest on time deposits	319,070	162,853
Interest on financing to the financial sector	2,341	1,327
Interest on other liabilities from financial transactions	37,648	27,995
Other interest	18,957	61,453
Indexation by CER	121,321	305,768
Other	45,907	30,941

	580,326	617,879

GROSS INTERMEDIATION MARGIN – GAIN	938,570	792,888

C. ALLOWANCES FOR LOAN LOSSES	69,411	109,265

D. SERVICE CHARGE INCOME

Related to lending transactions	98,602	74,355
Related to liability transactions	246,506	195,186
Other commissions	40,298	34,354
Other (Note 5.g.)	132,374	106,304

	517,780	410,199

E. SERVICE CHARGE EXPENSE

Commissions	75,502	52,638
Other (Note 5.h.)	27,445	19,469

	102,947	72,107

(Contd.)

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	12-31-2006	12-31-2005
F. ADMINISTRATIVE EXPENSES

Payroll expenses	418,114	319,344
Fees to Bank Directors and Statutory Auditors	349	241
Other professional fees	22,252	21,306
Advertising and publicity	44,618	36,446
Taxes	19,629	14,718
Other operating expenses (Note 5.i.)	147,887	131,712
Other	54,675	37,615

	707,524	561,382

NET GAIN FROM FINANCIAL TRANSACTIONS	576,468	460,333

G. OTHER INCOME

Income from long-term investments	101,426	30,299
Punitive interests	486	267
Loans recovered and reversals of allowances	86,167	82,711
Other (Note 5.j.)	13,426	252,502

	201,505	365,779

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	475	67
Charge for uncollectibility of other receivables and other allowances	260,351	421,104
Amortization of difference arising from judicial resolutions	262,312	219,961
Other	74,798	67,776

	597,936	708,908

NET INCOME FOR THE FISCAL YEAR	180,037	117,204

The accompanying notes 1 through 16 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish – See Note 16)

- Stated in thousands of pesos -

	2006							2005
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Unrealized valuation difference (2)	Unappropriated earnings	Total	Total
1. Balance at beginning of fiscal year	471,361	175,132	312,979	428,698	230,282	183,095	1,801,547	1,618,452

2. Adjustment to earnings of prior years (Note 2.2)	—	—	—	—	—	—	—	65,891

3. Subtotal	471,361	175,132	312,979	428,698	230,282	183,095	1,801,547	1,684,343

4. Shareholders´ meeting held on April 27, 2006: Dividends paid in cash	—	—	—	—	—	(27,000)	(27,000)	—

5. Statutory Reserve	—	—	—	36,619	—	(36,619)	—	—

6. Reversal of “Unrealized valuation difference”due to foreign currency compensation (Note 2.3 b) y 3.II.)	—	—	—	—	(230,282)	230,282	—	—

7. Net income for the fiscal year	—	—	—	—	—	180,037	180,037	117,204

8. Balance at the end of the fiscal year	471,361	175,132	312,979	465,317	—	529,795	1,954,584	1,801,547

(1)	Adjustments to stockholders´equity refer to Adjustment to Capital Stock.
(2)	Including 6,059 related to the participation on the Unrealized valuation difference booked by Rombo Cía. Financiera S.A. to be absorbed pursuant to a resolution approved by its Stockholders’ Meeting during fiscal year 2005.

The accompanying notes 1 through 16 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	12-31-2006	12-31-2005
CHANGES IN CASH

Cash and due from banks at beginning of fiscal year	1,594,550	1,623,083
Increase / (Decrease) in cash and due from banks	939,508	(28,533)

Cash and due from banks at end of the fiscal year	2,534,058	1,594,550

REASONS FOR CHANGES IN CASH

Financial income collected	1,923,357	1,669,752
Service charge income collected	517,278	410,317
Less:
Financial expenses paid	571,534	810,163
Service charge expenses paid	102,947	72,107
Operating expenses paid	630,173	489,027

FUNDS PROVIDED BY ORDINARY OPERATIONS	1,135,981	708,772

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	1,894,791	1,687,650
Net increase in other liabilities from financial transactions (*)	104,370	—
Net decrease in loans (**)	—	2,717
Net decrease in other receivables from financial transactions (**)	62,604	3,817
Other sources of funds (**)	68,073	74,248

TOTAL OF SOURCES OF FUNDS	2,129,838	1,768,432

USE OF FUNDS

Net increase in government and private securities (**)	293,988	322,247
Net increase in loans (**)	1,659,892	—
Net increase in other assets (**)	191,680	190,860
Net decrease in other liabilities from financial transactions (*)	—	1,705,335
Net decrease in other liabilities (*)	94,463	254,450
Dividends paid in cash (**)	27,000	—
Other uses of funds (*)	59,288	32,845

TOTAL USES OF FUNDS	2,326,311	2,505,737

INCREASE / (DECREASE) IN FUNDS	939,508	(28,533)

(*) Variations originated in financing activities.	1,845,410	(304,980)
(**) Variations originated in investing activities.	(2,041,883)	(432,325)

The accompanying notes 1 through 16 and exhibits A through L, N and O are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

(Stated in thousands of pesos)

1	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 232-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% of the corporate stock as of December 31, 2006.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total
Capital Stock as of December 31, 1999:			209,631

08-07-2002	02-06-2003	(1)	158,497	368,128	(2)

04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Sale of Credilogros Cía. Financiera S.A.

On March 9, 2005, BF, Inversora Otar S.A. and BBVA sold their aggregate shareholdings in Credilogros Cía Financiera S.A. to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A. The amount of the transaction was USD 16,900,000, based on the financial statements as of December 31, 2004 (upon entering into the sale agreement, an advance payment was made for 20% of the price) plus the accrued results during the period between that day and the closing date of the operation.

As of June 28, 2006 BCRA approved this operation by Resolution N° 146. This transaction was performed on July 11, 2006 and the shares of Credilogros Cía. Financiera S.A. were transferred, originating an income of 12,979.

1.4	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid—in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

As required by Communication “A” 4265 of the BCRA, the financial statements as of December 31, 2006 include comparative information with financial statements as of December 31, 2005.

The stockholders equity at the beginning of the fiscal year ended December 31, 2005 was modified due to adjustments to results of previous years arising mainly from tax issues and amounting to an increase in stockholders equity of 92,098. Additionally, stockholders equity reflects a decrease of 26,207 as a result of the accounting of certain projects.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of December 31, 2006 and 2005, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

b)	Government and private securities:

Government securities:

•	Holdings in investment accounts:

•

Discount Bonds and GDP- linked Securities in pesos: as of December 31, 2006 and 2005 are recorded at the book value of the instruments delivered for exchange less payments received during 2004 and 2005, without exceeding the nominal cash flow amount until maturity applicable under the terms and conditions of the bonds received.

As of December 31, 2006, the Entity has set up allowances (see Allowances for Other contingencies in Exhibit J) to cover the difference between the amounts recorded as described above and the market value.

•	Federal Government Bonds in US Dollars LIBOR 2012 – Compensation:

As of December 31, 2006 and 2005 they were valued based on the quotation prevailing at the end of the fiscal year plus outstanding coupons.

The outstanding compensation amounting as of December 31, 2005 (resulting from the redenomination into US dollars of the liabilities with the Financial and Insurance Institutions Assistance Trust Fund detailed in note 12) was valued pursuant to the same criterion and was recorded under Other receivables from financial transactions, in the line Other receivables not covered by debtor classification regulations.

On October 13 and 23, 2006, the Bank received the Bonds related to compensation and hedging as well as the amounts reflecting principal and interest outstanding as of the date they were received. The Bank subscribed Boden 2012, the Bond related to “hedging” in cash and with these two occurrences the compensation issue was considered complete in accordance with applicable regulations.

Therefore, the balance under “Unrealized valuation difference” has been reclassified as “Unappropriated earnings”.

•

Holdings for trading or financial transactions and instruments issued by the BCRA: they were valued based on current listed prices for each security as of December 31, 2006 and 2005. Differences in listed prices were credited/charged to income for each fiscal year then ended.

•

Unlisted government securities: this includes the Guaranteed Bonds issued by the National Government, maturing in 2020 and received in relation to the restructuring of the Provincial Development Trust Fund’s indebtedness (see note 2.3.c)). As of December 31, 2006 these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value.

Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of December 31, 2006 and 2005. Differences in listed prices were charged to income for each fiscal year then ended.

c)	Government loans:

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2006 and 2005, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value as of December 31, 2006 and 2005 was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 5% and 4% respectively, in accordance with the provisions of the abovementioned Communication for December, 2006 and 2005.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 converted into pesos at rate of $ 1.40 per dollar plus CER plus interest accrued through the end of each fiscal year.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the fiscal year.

Provincial Governments loans and other Government loans:

As of December 31, 2005 these loans were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value at the end of the prior fiscal year was calculated by discounting the estimated cash flows at an annual rate of 4% respectively, in accordance with the provisions of the abovementioned Communication for December, 2005.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the fiscal year.

This item includes 812,165 at the end of the prior fiscal year, corresponding to Provincial Development Trust Fund Corporate Bonds, and in exchange for which Bogar 2020 has been received during the fiscal year.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of December 31, 2006 and 2005, receivables and payables have been adjusted to the CER as follows:

-

Federal government guaranteed loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-

Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted in accordance with Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on December 31, 2006 and 2005, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

-

Federal Government Secured Bonds due in 2020 and Provincial Development Trust Fund Corporate Bonds: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2006 and 2005.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions to be settled:

-	In foreign currency: as of December 31, 2006 and 2005, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of each fiscal year.

-	Holdings in investment accounts and for trading transactions: according to the method described in note 2.3.b.).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2006 and 2005.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2006 and 2005.

j)	Assets subject to financing leasing:

As of December 31, 2006 and 2005, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of each fiscal year.

•	Credilogros Cía. Financiera S.A.: it was valued following the equity method at the end of the previous fiscal year.

-	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A. and other companies (Visa Argentina S.A., Banelco S.A. and Interbanking S.A.): were valued by applying the equity method at the end of each fiscal year.

•

Bladex S.A. (included in Other—Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of each fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption includes the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) is amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of December 31, 2006 and 2005, BF recorded assets amounting to 343,450 and 565,352, respectively to reflect the above items (after deduction of accumulated amortization for 816,103 and 554,036 respectively), under the caption Intangible Assets and in the account Organization and development expenses.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In its decision in re “Massa, Juan Agustín versus National Executive Branch—Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted during 2001, 2002 and subsequent years; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, provided that the latter’s decision had not been appealed by the plaintiff. In addition, it has been established that the amounts withdrawn from the bank in the framework of court rulings or out-of-court arrangements shall be considered to be advanced payments with no specifications about adjustment modalities in that respect. As regards court costs, they are to be borne as incurred by each party in that stage of the proceedings. After such decision was rendered, judgments have been applying this legal precedent and they hold that court costs are to be borne as incurred by each party at all stages of the proceedings. As of December 31, 2006, BF has estimated this contingency and it has raised allowances for the total amount.

In the opinion of the Bank’s Board of Directors and its legal advisors there exists compensation or recovery probabilities for such equity loss.

n)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

o)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2006 and 2005.

p)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

q)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions´ accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

r)	Statement of Income Accounts:

•

As of December 31, 2006 and 2005, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

s)	Earning per share:

As of December 31, 2006 and 2005, the Bank calculates the earning per share on the basis of 471,361,306 ordinary shares, of $ 1 par value each. The net income for fiscal years on those dates is as follows:

	12/31/2006	12/31/2005
Net income for the fiscal year	180,037	117,204
Earning per share for the fiscal year	0.38	0.25

t)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A.

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below:

I. Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 2,227,460 thousands for Secured loans. At December 31, 2006 and 2005, those loans are recorded under “Loans – to the Public Sector” amounting to 2,117,873 and 3,142,363, respectively, in accordance with the criterion described in Note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at December 31, 2006 and 2005, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange. However, as of December 31, 2006 and 2005, the book value of these assets does not exceed their reasonable realization value.

b)	Government Securities and Other Credit Assistance to the Public Sector

As of December 31, 2005 the Bank keeps other assets with the Public Sector amounting to 1,172,681, in accordance with the criterion described in notes 2.3.b), 2.3.c) and 2.3.g).

In accordance with accounting principles generally accepted in Buenos Aires City, these assets are to be valued at recoverable value and would imply a decrease in stockholders’ equity in approximately 265,000 as of December 31, 2005, whereas as of December 31, 2006 these holdings do not give raise to significant valuation differences compared to said accounting standards.

c)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 2.3.m), as of December 31, 2006 and 2005, the Bank recorded assets amounting to 343,450 and 565,532 (whose original values had been 1,159,553 and 1,119,388) respectively, under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force in Buenos Aires City, the amounts detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that may not be objectively determined as of the date of issuance of these statements.

d)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Buenos Aires City, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 337,000 and 360,000 as of December 31, 2006 and 2005, respectively, should be recovered.

II. Disclosure aspects

Unrealized valuation difference

According to accounting principles generally accepted in Buenos Aires City, the amount recorded on December 31, 2005 should be recorded into unappropriated earnings account of the stockholders´ equity.

In accordance with note 2.3.b) and due to the completion of the compensation process in October 2006, the Bank recorded this amount under the caption Unappropriated earnings, as established by the rules of the Argentine Central Bank.

4 TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of December 31, 2006 and at the end of the prior fiscal year, the Bank has estimated that there shall be no charge for income tax as the Bank is in a position to absorb the tax loss carryforwards from previous fiscal years.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of December 31, 2006 and 2005, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 337,000 and 360,000, respectively. Such amounts are made up as follows:

	2006	2005
Deferred tax assets	774,000	561,000
Deferred tax liabilities	(437,000)	(201,000)

Net deferred assets	337,000	360,000
Allowance	(337,000)	(360,000)

As a matter of prudence, the amounts shown do not include any value given to the accumulated tax loss carryforward.

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

Until December 31, 2003, the Bank, to the extent the tax on minimum presumed income exceeded income tax, recorded under Other Receivables, in the Tax Advance account, a credit on the tax on minimum presumed income.

On March 8, 2004, the Argentine Central Bank required that the amounts recorded as tax on minimum presumed income for the years 2001/2002 be reverted and charged to income or to adjustment for prior years, as applicable, based on an interpretation of the Argentine Central Bank regulations.

Subsequently, on February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of December 31, 2006 the Bank recorded the above asset in an amount of 152,746 (118,746 in the line Tax on minimum presumed income – Tax Credit and 34,000 in the line Others – Tax Advance, under Other Receivables). As of December 31, 2005, the Bank recorded the above asset in an amount of 118,494 (90,094 in the line Tax on minimum presumed income – Tax credit and 28,400 in the line Others – Tax Advance under Other Receivables).

4.3. Other tax issues

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. On March 8, 2006 the Court of Appeals ratified the ruling, which caused the Bank to file an ordinary appeal with the National Supreme Court. In addition, the AFIP filed an extraordinary appeal with this latter Court.

The Argentine Administrative Tax Court has also issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded the appeal to Argentine Public Revenue Administration.

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

5 BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

12-31-2006	12-31-2005

a) LOANS

Loans granted to pre-finance and finance exports	1,109,307	466,875
Fixed-rate financial loans	926,097	744,217
Other	234,980	146,114

Total	2,270,384	1,357,206

b) INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies- unlisted	27,586	24,498
In controlled companies -supplementary activities	327,431	249,743
In non-controlled companies-supplementary activities	9,349	8,628
Other- unlisted	3,090	11,985

Total	367,456	294,854

c) OTHER RECEIVABLES

Prepayments	21,107	27,054
Guarantee deposits	26,735	20,262
Miscellaneous receivables	48,629	46,636
Tax prepayments (1)	372,364	389,534
Other	5,450	6,870

Total	474,285	490,356

(1)	As of December 31, 2006 and 2005, it includes the deferred tax asset for 337,000 and 360,000 respectively (see note 4.1).

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Correspondents – our account	23,746	16,622
Collections and other operations for the account of third parties	29,815	44,633
Other withholdings and collections at source	57,460	39,206
Accounts payable for consumption	108,636	74,190
Money orders payable	203,635	148,728
Other	47,127	34,218

Total	470,419	357,597

e) OTHER LIABILITIES

Accrued salaries and payroll taxes	126,379	82,307
Accrued taxes	32,503	24,609
Miscellaneous payables	44,337	64,403
Other	604	2,073

Total	203,823	173,392

12-31-2006	12-31-2005

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL
Items in safekeeping	28,328,461	22,664,904
Collections items	512,838	528,885
Checks drawn on the Bank pending clearing	157,409	105,251
Checks not yet credited	521,952	341,039
Other	27,260	18,710

Total	29,547,920	23,658,789

g) SERVICE CHARGE INCOME
Rental of safe-deposit boxes	14,038	11,419
Commissions for capital market transactions	8,677	12,645
Commissions for salary payment	4,978	3,997
Commissions for trust management	3,584	2,865
Commissions for hiring of insurances	38,592	23,613
Commissions for transportations of values	9,770	8,706
Commissions for loans and guarantees	20,950	12,054
Commission for safe keeping	5,400	5,419
Other	26,385	25,586

Total	132,374	106,304

h) SERVICE CHARGE EXPENSE
Turn-over tax	21,440	17,195
Other	6,005	2,274

Total	27,445	19,469

i) ADMINISTRATIVE EXPENSES - OTHER OPERATING EXPENSES
Rent	41,855	34,815
Depreciations of premises and equipment	27,808	25,092
Amortizations of organization and development expenses	5,471	9,136
Electric power and communications	17,523	15,806
Maintenance, conservation and repair expenses	26,763	22,423
Security services	18,871	15,915
Other	9,596	8,525

Total	147,887	131,712

j) OTHER INCOME
Deferred income tax (1)	—	242,000
Other	13,426	10,502

Total	13,426	252,502

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6	RESTRICTIONS ON ASSETS

As of December 31, 2006, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 51,503 in Guaranteed Bonds maturing in 2018, allocated to the guarantee required to act as custodian of investment securities related to pension funds.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,228 to secure debts with the Argentine Central Bank.

7	CONTINGENTS

EXPORT TAX REBATES

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion”, at the Federal Administrative Court of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim. The National Government has just reduced its claim significantly.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

8	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of December 31, 2006 and 2005, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2006	2005	2006	2005	2006	2005
BBVA S.A.	2,351	6,237	—	22,985	1,276	31,951
Francés Valores Sociedad de Bolsa S.A.	1,203	6,093	2,914	9,405	5,276	415
Consolidar A.R.T. S.A.	33	33	20,231	27,999	344,167	243,912
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	41	88	10,141	5,289	67,067	227,274
Consolidar Cía. de Seguros de Retiro S.A.	77	43	119,865	115,749	365,505	274,430
Consolidar Cía. de Seguros de Vida S.A.	11	6	10,897	21,688	252,896	366,126
Credilogros Compañía Financiera S.A. (2)	—	17,629	—	8,096	—	318
Atuel Fideicomisos S.A.	—	—	3,630	4,615	654	124
BBVA Consolidar Seguros S.A.	4	4	3,801	2,381	58,031	41,662
PSA Finance Argentina Cía Financiera S.A.	75,657	37,292	310	531	—	—
Rombo Cía. Financiera S.A.	130,643	72,323	1,014	721	30,000	—
Francés Administradora de Inversiones S.A.	158	104	1	3,349	13,235	2,578
Consolidar Comercializadora S.A.	—	—	6,182	1,835	3,044	1,975
Inversora Otar S.A.	3,093	—	372	890	439,602	336,391

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.
(2)	Company sold on July 11, 2006 (see note 1.3).

9	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 12.5657% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2006, total estimated corpus assets of Diagonal Trust amount to 17,497, considering its recoverable values and those of Inmobal Nutrer Trust amount to 25. Said amounts are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

10.2.	Non Financial Trusts

BF acts as trustee in 59 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 1,220 million and 4,068 million as of December 31, 2006 and 2005, respectively, consist of cash, creditors’ rights, real estate and shares.

11	CORPORATE BONDS

The Ordinary Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000. This program was authorized by CNV´s Certificate No. 87 of December 16, 1994.

On April 27, 1999, the Ordinary and Extraordinary Stockholders’ Meeting decided to extend the term of the abovementioned program for five years and authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank’s program or otherwise.

On April 27, 2000, the Ordinary and Extraordinary Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

The following chart reflects corporate bonds in force as of December 31, 2006:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue		Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration Date
USD 1,000,000,000	11/26/2003	Non-subordinated	81,002,700	USD	100	%(1)		Semiannual	251,650	10/31/2008	(2)

(1)	Libor plus 150 basis points.
(2)	Principal shall be amortized in 10 semiannually installments with maturity between April 30 and October 31 each year.

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

On February 9, 2007, the Bank’s Board of Directors rendered a decision to repay in advance the total amount of Series 15 Corporate Bonds and delegated on the Bank´s officials the powers to determine the manner, terms and conditions for said repayment.

12	FUNDING OF THE FINANCIAL AND INSURANCE INSTITUTIONS ASSISTANCE TRUST FUND (FFAEFS)

12.1	On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996. On December 22, 2003, the Bank cancelled such financing, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its adjustment by CER.

12.2	On December 22, 1997, Corp Banca (CB) executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000, to be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one would be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 at an annual nominal rate equal to LIBOR plus an annual nominal rate of 4% for the first period and, thereafter, LIBOR plus an annual nominal rate of 3% with a minimum of 8,07% per annum, due December 29, 2004.

On December 29, 2004, the Bank cancelled the last installment of this corporate bonds, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

Due to these agreements, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree Nº 53/2003 which amended section 1 subsection j) of Decree Nº 410/02, excluding from the conversion into pesos provided for by section 1 of Decree Nº 214/02 the “obligation of Public and Private Sector Companies to pay any amount of money in foreign currency owed to the NATIONAL GOVERNMENT as a result of subsidiary or other loans and guarantees originally financed by Multilateral Credit Institutions or arising from liabilities owed by the National Treasury and refinanced with external creditors”.

The decision taken by the Managing Committee of the Trust Fund for Reconstruction of Companies at the meeting held on May 28, 2003 stating that only 50% of the aforementioned financing was to be converted into pesos while the difference was to be maintained in its original currency was notified by note dated June 9, 2003.

The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position on occasion of each interest and principal payment. Upon the appeal for reversal being dismissed, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were enlarged.

On February 7, 2005, the Bank was notified of Resolution Nº 25 dated January 17, 2005 executed by the Argentine Minister of Economy and Production, which dismisses the Hierarchical Remedy filed.

On May 16, 2005, an administrative action under section 100 (D.R:1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. At present, the case is pending determination by the Federal Executive. Notwithstanding, in May 2005 was recorded a liability in the account Financing received from Argentine financial institutions in the financial statements as of December 31, 2006 under the caption Other Liabilities from Financial Transactions, amounting to US Dollars thousand 25,604, this being the estimated liability by the Bank in the filing mentioned above. This effect should be compensated under the terms of the compensation mechanism for financial institutions during October 2006, with Boden 2012 having been subscribed for a nominal value of US Dollars 50,288.

In November 2006, the Bank submitted to the Trust Fund for Reconstruction of Companies a proposal consisting in a settlement and total payment for the purpose of fully and totally repaying the amounts owed by the Bank to the Trust Fund, offering to pay for all purposes the total amount of thousand Pesos 84,337.

On January 22, 2007 the Trust Fund requested an extension until February 28, 2007 to serve notice as to whether the proposal submitted has been accepted or rejected.

At any event, the final determination of this issue would not imply additional losses for the Bank.

13	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the over-the-counter market

As of December 31, 2006, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

13.2	Investment Funds custodian

As of December 31, 2006 and 2005, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Europa”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, administrated by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax - credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 1,027,748 and 777,933 respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

14	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	In accordance with the provisions of the Argentine Central Bank, the next Shareholders’ Meeting must appropriate the amount of 82,064 currently included under Unappropriated earnings to the Statutory reserve.

b)	As stated in Note 12, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

c)	In accordance with Communication “A” 4589 of the Argentine Central Bank, issued on October 29, 2006, in order to calculate the balances of earnings available for distribution the Bank has to deduct, on an off-balance sheet basis, point 2.1 of said Communication (see Earnings Distribution Project), from the balance under Unappropriated earnings. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in Communication “A” 4589 for earnings distribution has been properly applied.

d)	As stated in the Offering Memorandum of the Bank’s outstanding negotiable obligations, the Bank may pay dividends or other distributions only with ordinary shares.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2006, approved the allocation of earnings for the fiscal year ended on December 31, 2005 amounting to 27,000 to cash dividends, subject to the authorization of the Entity’s bondholders who had FRN holdings at the time. On May 5, 2006, the Meeting of Bondholders who are holders of Series 15 under the Negotiable Obligations Program resolved to grant a waiver in favor of the Entity as regards the prohibition upon distribution of cash dividends as stated in the terms and conditions of such Series. Said distribution was authorized by the Argentine Central Bank on April 27, 2006.

In addition, pursuant to the provisions of the Argentine Central Bank, the Bank allocated 36,619 to Statutory Reserve.

15	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

16	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 3, in accordance with accounting principles generally accepted in Buenos Aires City—Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Buenos Aires City – Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

Description	Holding
	Market Value	Book balance as of 12-31-2006	Book balance as of 12-31-2005	Position Without Options	Final Position
GOVERNMENT SECURITIES

Holdings in investment accounts
In pesos
Discount Bonds in pesos (1)	136,679	200,354		200,354	200,354

Subtotal in pesos		200,354	360,516	200,354	200,354

In foreign currency
Federal Government Bonds in US dollar Libor 2012 —Compensation	108,622	108,622		108,622	108,622

Subtotal in foreign currency		108,622	74,075	108,622	108,622

Subtotal in Holdings in investment accounts		308,976	434,591	308,976	308,976

Holdings for trading or financial transactions
Local
In pesos
Secured Bonds due 2018	93,602	93,602		93,602	93,602
Boden 2008	4,933	4,933		4,932	4,932

Other	873	873		626	626

Subtotal in pesos		99,408	98,665	99,160	99,160

In foreign currency
Boden 2012	552	552		6	6
Boden 2013	2,014	2,014		1,721	1,721
Other	752	752		494	494

Subtotal in foreign currency		3,318	113,128	2,221	2,221

Subtotal in Holdings for trading or financial Transactions		102,726	211,793	101,381	101,381

Unlisted government securities
Local
In pesos
Secured Bonds due 2020		843,792		843,792	843,792

Subtotal in pesos		843,792	—	843,792	843,792

Subtotal Unlisted government securities		843,792	—	843,792	843,792

(1)	The difference between the amounts recorded and the market value is recorded under Other contingencies allowances. See exhibit J.

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	Holding
Description	Market value	Book Balance as of 12-31-2006	Book Balance as of 12-31-2005	Position without options	Final Position
Instruments issued by the BCRA

BCRA Bills
Listed

Own portfolio
Argentine Central Bank Bill Indexation by CER due 01-31-07	13,160	13,160		13,160	13,160
Argentine Central Bank Bills due 06-06-07	42,992	42,992		36,304	36,304
Other	133	133		133	133

Subtotal own portfolio		56,285	840,279	49,597	49,597

Repurchase transactions

Subtotal repurchase transactions		—	110,680	—	—

BCRA Notes
Listed
Own portfolio
Argentine Central Bank Bills (Badlar) due 12-19-07	29,236	29,236		29,236	29,236
Argentine Central Bank Bills (Badlar) due 08-06-08	11,151	11,151		11,151	11,151
Argentine Central Bank Bills (Badlar+2,5%) due 03-26-08	101,839	101,839		101,839	101,839
Argentine Central Bank Bills (Badlar) due 02-20-08	135,368	135,368		134,697	134,697
Argentine Central Bank Bills (Badlar) due 04-16-08	87,072	87,072		87,072	87,072
Argentine Central Bank Bills (Badlar) due 07-16-08	207,528	207,528		207,528	207,528
Argentine Central Bank Bills (Badlar) due 11-21-07	205,955	205,955		205,955	205,955
Argentine Central Bank Bills due 05-30-07	224,866	224,866		224,866	224,866
Argentine Central Bank Bills due 10-15-08	206,206	206,206		309,206	309,206
Argentine Central Bank Bills due 05-07-08	307,492	307,492		512,392	512,392
Argentine Central Bank Bills Indexation by CER 3% due 07-25-07	96,292	96,292		96,292	96,292
Argentine Central Bank Bills Indexation by CER 3% due 01-23-08	24,154	24,154		24,154	24,154
Other	9,373	9,373		9,373	9,373

Subtotal BCRA Notes in pesos		1,646,532	704,191	1,953,761	1,953,761

Subtotal instruments issued by the BCRA		1,702,817	1,655,150	2,003,358	2,003,358

TOTAL GOVERNMENT SECURITIES		2,958,311	2,301,534	3,257,507	3,257,507

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	Holding
Description	Market value	Book Balance as of 12-31-2006	Book Balance as of 12-31-2005	Position without options	Final Position
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments
Local
In pesos

Subtotal in pesos		—	3,124	—	—

In foreign currency
Pecon Corporate Bonds	13	13		13	13
Cablevision Corporate Bonds	11	11		11	11
Banco Rio Corporate Bonds	3	3		3	3
Telefonica de Argentina Corporate Bonds	3	3		101	101
Subtotal in foreign currency		30	58	128	128

Subtotal Other debt instruments		30	3,182	128	128

Other Equity instruments

Local

In Foreing currency

Subtotal in foreign currency		—	42	—	—

Subtotal Equity instruments		—	42	—	—

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES		30	3,224	128	128

TOTAL GOVERNMENT AND PRIVATE SECURITIES		2,958,341	2,304,758	3,257,635	3,257,635

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

-Stated in thousands of pesos-

	12-31-2006	12-31-2005
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	62,808	104,177
Preferred collaterals and counter guaranty “B”	44,102	37,675
Without senior security or counter guaranty	7,180,456	6,743,076

In potential risk

Preferred collaterals and counter guaranty “B”	1,863	6,361
Without senior security or counter guaranty	26,585	69,894

Nonperforming
Without senior security or counter guaranty	5,297	5,695

With high risk of uncollectibility

Without senior security or counter guaranty	24,001	59,885

Uncollectible

Without senior security or counter guaranty	29,883	5,041

Total	7,374,995	7,031,804

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

- Stated in thousands of pesos -

	12-31-2006	12-31-2005
CONSUMER AND HOUSING PORTFOLIO
Normal performance
Preferred collaterals and counter guaranty “A”	10,005	7,995
Preferred collaterals and counter guaranty “B”	378,264	378,743
Without senior security or counter guaranty	1,622,564	952,834

Inadequate performance
Preferred collaterals and counter guaranty “B”	6,597	3,083
Without senior security or counter guaranty	12,931	2,235

Deficient performance
Preferred collaterals and counter guaranty “B”	267	955
Without senior security or counter guaranty	7,560	3,097

Unlikely to be collected
Preferred collaterals and counter guaranty “B”	478	1,599
Without senior security or counter guaranty	5,930	3,622

Uncollectible
Preferred collaterals and counter guaranty “B”	2,431	4,315
Without senior security or counter guaranty	4,106	2,670

Uncollectible, classified as such under regulatory requirements
	38	—
Without senior security or counter guaranty	664	63

Total	2,051,835	1,361,211

General Total (1)	9,426,830	8,393,015

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	12-31-2006		12-31-2005
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	3,554,901	37,71%	4,963,867	59.14%
50 next largest clients	2,171,205	23,03%	1,304,563	15.54%
100 following clients	776,114	8,23%	456,387	5.44%
Remaining clients	2,924,610	31,03%	1,668,198	19.88%

Total (1)	9,426,830	100.00%	8,393,015	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—	3,424	508	86,236	86,236	86,224	1,855,753	2,118,381
Financial sector	—	81,968	25,315	48,320	147,255	69,525	57,510	429,893
Non financial private sector and residents abroad	41,462	3,179,819	718,564	1,041,016	445,490	577,077	875,128	6,878,556

TOTAL	41,462	3,265,211	744,387	1,175,572	678,981	732,826	2,788,391	9,426,830	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish – See Note 16)

- Stated in thousands of pesos –

								Information about the issuer
Concept		Shares				Amount		Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	12-31-2006	12-31-2005	Main business	Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local										thousand of pesos
33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500	1	12,137	5,705	8,704	Stockholder	12.31.2006	6,390	6,007	(1,058)
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	$1	1	75,842,839	141,886	141,838	Pensions fund manager	12.31.2006	140,739	264,777	(6,033)
33678564139	Consolidar Cía. De Seguros de Vida S.A.	Common	$1	1	7,383,921	86,024	54,527	Insurance company	12.31.2006	11,195	132,990	36,623
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	$1	1	25,033,832	73,663	31,167	Insurance company	12.31.2006	37,551	64,969	5,531
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	$1,000	1	9,000	13,550	12,047	Financial institution	12.31.2006	18,000	27,101	3,008
30692274403	Atuel Fideicomisos S.A.	Common	$1	1	13,099,869	20,153	13,507	Trust Manager	12.31.2006	13,100	20,157	6,648
30704936016	Credilogros Compañía Financiera S.A. (1)					—	26,986

		Subtotal controlled				340,981	288,776

	Non controlled
	Local
33707124909	Rombo Cía. Financiera S.A.	Common	$1,000	1	8,000	13,362	12.096	Financial Institution	12.31.2006	20,000	33,402	3,162
	Other					9,349	8,628
	Foreign
	Other					773	763

		Subtotal noncontrolled				23,484	21,487

		Total in financial institutions, supplementary and authorized				364,465	310,263

	IN OTHER COMPANIES
	Non controlled
	Local
30685228501	Consolidar ART S.A.	Common	$1	1	9,710,451	21,613	18,987	Workers compensation	12.31.2006	77,684	173,034	12,293
30500064230	BBVA Consolidar Seguros S.A.	Common	$1	1	1,301,847	5,940	5,338	Insurance	12.31.2006	10,651	48,613	1,069
	Other					33	173
											thousand of dollars
	Foreign
17415001	A.I.G. Latin American Fund					3,053	11,939	Investing	12.31.2003	36,048	18,272	(17,775)
	Other					37	46

		Subtotal non controlled				30,676	36,483

		Total in other companies				30,676	36,483

		Total investments in other companies				395,141	346,746

(1)	Company sold on July 11, 2006 (see note 1.3).

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

					Depreciation for the fiscal year
Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Years of useful life	Amount	Net book value at 12-31-2006	Net book value at 12-31-2005
PREMISES AND EQUIPMENT
Real Estate	298,223	5,780	9,772	19	50	10,608	303,148	298,223
Furniture and Facilities	24,227	4,952	—	—	10	6,225	22,954	24,227
Machinery and Equipment	23,976	26,717	—	—	5	10,591	40,102	23,976
Automobiles	1,018	477	—	—	5	384	1,111	1,018

Total	347,444	37,926	9,772	19		27,808	367,315	347,444

OTHER ASSETS
Works of Art	983	—	—	—	—	—	983	983
Leased assets	9,230	—	2,656	4,976	50	139	6,771	9,230
Property taken as security for loans (1)	—	547	10,724	4,872	50	116	6,283	—
Stationery and office supplies	1,610	4,306	—	3,536	—	—	2,380	1,610
Other	50,366	237	(23,152)	8,892	50	617	17,942	50,366

Total	62,189	5,090	(9,772)	22,276		872	34,359	62,189

(1)	According to BCRA Communication “A” 4526, this account must be used to record these assets independently of being computed for the calculation of the fixed assets and other concepts relation.

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the fiscal year
				Years of useful life	Amount	Net book value at 12-31-2006	Net book value at 12-31-2005
Goodwill	25,459	—	—	10	6,630	18,829	25,459
Organization and Development expenses (1)	11,144	7,786	183	1 & 5	5,471	13,276	11,144

Organization and development non-deductible expenses	565,352	40,514	104	5	262,312	343,450	565,352

Total	601,955	48,300	287		274,413	375,555	601,955

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	12-31-2006		12-31-2005
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	913,598	7,22%	1,105,846	10.29%
50 next largest clients	1,113,262	8,80%	1,081,430	10.07%
100 following clients	823,398	6,51%	765,031	7.12%
Remaining clients	9,798,632	77,47%	7,791,639	72.52%

TOTAL	12,648,890	100.00%	10,743,946	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	9,656,931	1,601,298	876,184	479,782	34,695	—	12,648,890

Other liabilities from financial transactions
BCRA	1,761	—	—	—	—	—	1,761
Banks and International Institutions	119,944	41,937	16,514	3,865	—	—	182,260
Non-subordinated corporate bonds	—	—	44,464	41,452	165,734	—	251,650
Financing received from Argentine financial institutions	233,439	—	—	—	—	—	233,439
Other	470,419	—	—	—	—	—	470,419

Total	825,563	41,937	60,978	45,317	165,734	—	1,139,529

TOTAL	10,482,494	1,643,235	937,162	525,099	200,429	—	13,788,419

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications	12-31-2006	12-31-2005
DEDUCTED FROM ASSETS
Government securities
- For impairment value	—	15,139	(5)	—	—	15,139	—

Loans
- Allowance for doubtful loans	129,274	69,177	(1)	2,578	30,031	165,842	129,274

Other receivables from financial transactions
- Allowance for doubtful receivables	3,003	423	(1)	538	1,892	996	3,003

Assets subject to financial leasing
- Allowance for doubtful receivables	1,432	1,937	(1)	—	—	3,369	1,432

Investments in other companies
- For impairment value (3)	11,939	152		2,036	7,002	3,053	11,939

Other receivables
- Allowance for doubtful receivables (2)	388,728	4,115		24,032	7,749	361,062	388,728

Total	534,376	90,943		29,184	46,674	549,461	534,376

LIABILITIES-ALLOWANCES
- Contingents commitments (1)	765	—		335	—	430	765
- Other contingencies	207,623	254,440	(4)	2,417	67,598	392,048	207,623

Total	208,388	254,440		2,752	67,598	392,478	208,388

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the allowance on deferred tax assets and the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds and deferred tax asset (see note 4.1.)
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of December 31, 2006.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits) (notes 2.3.b); 2.3.m) and 2.3.p) ).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

- Loans	181
- Other receivables from financial transactions	8
- Investments in other companies	152
- Other receivables	141

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or
			Outstanding	In portfolio	distribution	Paid in
Common	471,361,306	1	471,306	—	55	471,361
					(1)	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

Accounts	12-31-2006						12-31-2005
		Total of fiscal year (per type of currency)
	Total of fiscal year	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of fiscal year
ASSETS
Cash and due from banks	950,172	94,025	854,608	360	15	1,164	1,019,028
Government and private securities	111,970	—	111,970	—	—	—	187,303
Loans	1,478,634	8,167	1,470,467	—	—	—	657,060
Other receivables from financial transactions	85,796	7,371	76,674	120	824	807	226,561
Assets subject to financial leasing	70	—	70	—	—	—	79
Investments in other companies	3,863	—	3,863	—	—	—	12,748
Other receivables	20,086	531	19,555	—	—	—	19,705
Suspense items	103	103	—	—	—	—	97

TOTAL	2,650,694	110,197	2,537,207	480	839	1,971	2,122,581

LIABILITIES
Deposits	1,817,513	37,142	1,780,371	—	—	—	1,285,186
Other liabilities from financial transactions	783,896	57,228	724,605	300	821	942	802,088
Other liabilities	3,275	2,187	1,088	—	—	—	6,181
Suspense items	66	—	66	—	—	—	6

TOTAL	2,604,750	96,557	2,506,130	300	821	942	2,093,461

MEMORANDUM ACCOUNTS
Debit accounts (except contra debit accounts)
Contingent	223,150	—	223,150	—	—	—	69,409
Control	4,563,502	9,465	4,551,687	—	1,618	732	6,599,699
Trustee activities	25	—	25	—	—	—	4,699

TOTAL	4,786,677	9,465	4,774,862	—	1,618	732	6,673,807

Credit accounts (except contra credit accounts)
Contingent	185,509	—	185,509	—	—	—	199,014
Control	32,858	—	32,858	—	—	—	21,896

TOTAL	218,367	—	218,367	—	—	—	220,910

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos –

	Status
Concept	Normal	In potential risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			12-31-2006	12-31-2005
1. Loans	255,967	—	—	—	—	—	—	—	255,967	204,582
- Overdraft	11	—	—	—	—	—	—	—	11	1,752
Without senior security or counter guaranty	11	—	—	—	—	—	—	—	11	1,752
- Discounted Instruments	16,249	—	—	—	—	—	—	—	16,249	9,278
Without senior security or counter guaranty	16,249	—	—	—	—	—	—	—	16,249	9,278
- Real Estate Mortgage and Collateral Loans	374	—	—	—	—	—	—	—	374	373
Other collaterals and counter guaranty “B”	374	—	—	—	—	—	—	—	374	373
- Consumer	44	—	—	—	—	—	—	—	44	27
Without senior security or counter guaranty	44	—	—	—	—	—	—	—	44	27
- Credit Cards	394	—	—	—	—	—	—	—	394	370
Without senior security or counter guaranty	394	—	—	—	—	—	—	—	394	370
- Other	238,895	—	—	—	—	—	—	—	238,895	192,782
Without senior security or counter guaranty	238,895	—	—	—	—	—	—	—	238,895	192,782
2. Other receivables from financial transactions	1,157	—	—	—	—	—	—	—	1,157	9,371
3. Contingent commitments	33,813	—	—	—	—	—	—	—	33,813	47,025
4. Investments in other companies and private securities	120,358	—	—	—	—	—	—	—	120,358	140,102

Total	410,138	—	—	—	—	—	—	—	410,138	401,080

Total Allowances	2,566	—	—	—	—	—	—	—	2,566	1,786

EXHIBIT O

FINANCIAL DERIVATIVES

AS OF DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Amount
Swaps	Interest rate Hedging		Upon expiration of differences	RESIDENTS IN ARGENTINA- FINANCIAL SECTOR	30,000

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	355,011

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	316,009

TOTAL					701,020

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-06	12-31-05
ASSETS
A. CASH AND DUE FROM BANKS
Cash	559,817	483,377
Due from banks and correspondents	1,998,667	1,128,129

	2,558,484	1,611,506

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a)
Holdings in investment accounts	515,296	435,104
Holdings for trading or financial transactions	303,823	664,837
Unlisted Government Securities	843,797	6
Instruments issued by the BCRA	2,520,906	2,248,838
Investments in listed private securities	203,396	155,849

Less: Allowances	15,186	323

	4,372,032	3,504,311

C. LOANS
To government sector (Exhibit 1)	2,887,276	4,623,626
To financial sector (Exhibit 1)	436,126	142,307
To non financial private sector and residents abroad (Exhibit 1)	6,377,968	3,900,517

Overdraft	1,469,368	733,514
Discounted instruments	793,195	560,863
Real estate mortgage	460,559	394,678
Collateral Loans	98,381	60,714
Consumer	689,019	355,649
Credit cards	526,416	545,918
Other (Note 7.b)	2,282,243	1,364,291
Interest and listed-price differences accrued and pending collection	64,330	39,653
Less: Unused collections	—	152,186
Less: Interest documented together with main obligation	5,543	2,577
Less: Difference arising from purchase of portfolio	90	89
Less: Allowances	167,097	184,885

	9,534,183	8,481,476

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	423,032	286,206
Amounts receivable for spot and forward sales to be settled	45,535	158,120
Instruments to be received for spot and forward purchases to be settled	334,324	35,730
Unlisted corporate bonds (Exhibit 1)	58,684	78,228
Non-deliverable forward transactions balances to be settled	1,052	281
Other receivables not covered by debtor classification regulations	18,066	130,321
Other receivables covered by debtor classification regulations (Exhibit 1)	30,894	21,538
Interest accrued and pending collection not covered by debtor classification regulations	6,973	121,104
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	—	3,020

Less: Allowances	1,028	3,098

	917,532	831,450

E. ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	238,672	131,650

Less: Allowances	3,484	1,485

	235,188	130,165

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	14,135	12,859
Other (Note 7.c)	43,356	49,377

Less: Allowances	3,053	11,939

	54,438	50,297

G. OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	129	2,257
Tax on minimum presumed income – Tax Credit	118,746	90,094
Other (Note 7.d)	525,209	535,708
Interest accrued and pending collection on receivables from sale of property assets (Exhibit 1)	—	41
Other accrued interest receivable	1	10
Less: Allowances	361,062	389,149

	283,023	238,961

H. PREMISES AND EQUIPMENT	397,896	375,797

I. OTHER ASSETS	35,211	63,246

J. INTANGIBLE ASSETS
Goodwill	18,831	25,459
Organization and development expenses	388,632	629,877

	407,463	655,336

K. SUSPENSE ITEMS	12,980	948

L. OTHER SUBSIDIARIES´ ASSETS (Note 7.e)	26,199	40,255

TOTAL ASSETS	18,834,629	15,983,748

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-06	12-31-05
LIABILITIES
M. DEPOSITS
Government sector	73,150	102,848
Financial sector	156,412	27,695
Non financial private sector and residents abroad	12,276,194	10,482,543

Checking accounts	2,206,362	1,841,450
Savings deposits	3,415,210	3,000,466
Time deposits	5,948,768	4,855,393
Investments accounts	144,286	210,575
Other	452,479	477,880
Interest and listed-price differences accrued payable	109,089	96,779

	12,505,756	10,613,086

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA	1,761	100,745

Other	1,761	100,745

Banks and International Institutions	178,943	224,311
Non-subordinated corporate bonds	248,638	286,486
Amounts payable for spot and forward purchases to be settled	303,368	26,165
Instruments to be delivered for spot and forward sales to be settled	34,264	165,727
Non-deliverable forward transactions balances to be settled	206	150
Financing received from Argentine financial institutions	235,868	74,927
Other (Note 7.f)	474,523	359,875
Interest and listed–price differences accrued payable	6,436	6,409

	1,484,007	1,244,795

O. OTHER LIABILITIES
Fees payable	156	156
Other (Note 7.g)	339,973	251,823

	340,129	251,979

P. ALLOWANCES	493,848	263,191

Q. SUSPENSE ITEMS	3,957	2,299

R. SUBSIDIARIES’ OTHER LIABILITIES (Note 7.h)	1,835,871	1,617,891

TOTAL LIABILITIES	16,663,568	13,993,241

S. MINORITY INTEREST IN SUBSIDIARIES (Note 5)	216,477	188,960

STOCKHOLDERS’ EQUITY	1,954,584	1,801,547

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	18,834,629	15,983,748

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand–alone Financial Statements)

- Stated in thousands of pesos -

	12–31–06	12–31–05
DEBIT ACCOUNTS

Contingent
– Guarantees received	3,550,553	3,035,165
– Contra contingent debit accounts	345,094	325,775

	3,895,647	3,360,940

Control
– Receivables classified as irrecoverable	332,529	393,234
– Other (Note 7.i)	29,566,991	23,666,953
– Contra control debit accounts	293,061	319,273

	30,192,581	24,379,460

Derivatives
– “Notional” amount of non–deliverable forward transactions	387,777	46,982
– Interest rate SWAP	30,000	—
– Contra debit derivatives accounts	283,243	93,161

	701,020	140,143

For trustee activities
– Funds in trust	32,716	29,896

	32,716	29,896

TOTAL	34,821,964	27,910,439

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	13,695	3,827
– Guarantees provided to the BCRA	52,743	70,293
– Other guarantees given covered by debtor classification regulations (Exhibit 1)	169,825	171,022
– Other guaranties given non covered by debtor classification regulations	8,254	62
– Other covered by debtor classification regulations (Exhibit 1)	100,577	80,571
– Contra contingent credit accounts	3,550,553	3,035,165

	3,895,647	3,360,940

Control
– Items to be credited	228,192	134,517
– Other	64,869	184,756
– Contra control credit accounts	29,899,520	24,060,187

	30,192,581	24,379,460

Derivatives
– “Notional” amount of non–deliverable forward transactions	283,243	93,161
– Contra debit derivatives accounts	417,777	46,982

	701,020	140,143

For trustee activities
– Contra credit accounts for trustee activities	32,716	29,896

	32,716	29,896

TOTAL	34,821,964	27,910,439

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand–alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006 AND 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-06	12-31-05
A. FINANCIAL INCOME

Interest on cash and due from banks	17,353	25,364
Interest on loans to the financial sector	91,875	21,245
Interest on overdraft	102,072	41,346
Interest on discounted instruments	55,699	22,989
Interest on real estate mortgage	44,894	41,487
Interest on collateral loans	7,366	3,622
Interest on credit card loans	30,485	24,095
Interest on other loans	190,495	151,583
Interest from other receivables from financial transactions	35,314	10,374
Income from secured loans - Decree 1387/01	297,468	323,851
Net income from government and private securities	559,877	209,438
Indexation by CER	354,566	663,743
Other	148,940	115,015

	1,936,404	1,654,152

B. FINANCIAL EXPENSE

Interest on checking accounts	29,913	23,782
Interest on savings deposits	4,811	3,675
Interest on time deposits	307,084	151,034
Interest on financing to the financial sector	2,314	1,325
Interest from other liabilities from financial transactions	37,650	28,001
Other interest	18,960	61,665
Indexation by CER	121,321	306,815
Other	46,292	32,652

	568,345	608,949

GROSS INTERMEDIATION MARGIN – GAIN	1,368,059	1,045,203

C. ALLOWANCES FOR LOAN LOSSES	70,125	114,628

D. SERVICE CHARGE INCOME

Related to lending transactions	106,893	84,055
Related to liability transactions	246,506	195,470
Other commissions	430,102	334,254
Other	132,374	107,388

	915,875	721,167

E. SERVICE CHARGE EXPENSE

Commissions	76,538	52,821
Other (Note 7.j)	33,661	24,943

	110,199	77,764

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006 AND 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-06	12-31-05
F. ADMINISTRATIVE EXPENSES
Payroll expenses	523,904	423,013
Fees to Bank Directors and Statutory Auditors	446	329
Other professional fees	28,178	27,149
Advertising and publicity	46,050	39,757
Taxes	46,937	37,818
Other operating expenses (Note 7.k)	183,740	172,414
Other	98,149	75,355

	927,404	775,835

NET GAIN FROM FINANCIAL TRANSACTIONS	1,176,206	798,143

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(39,016)	(17,151)

G. OTHER INCOME
Income from long-term investments	19,941	2,870
Punitive interests	537	2,868
Loans recovered and reversals of allowances	86,543	87,857
Other (Note 7.l)	207,419	390,256

	314,440	483,851

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	475	67
Charge for uncollectibility of other receivables and other allowances	312,485	422,924
Amortization of difference arising from judicial resolutions	262,312	219,961
Other (Note 7.m)	624,641	485,975

	1,199,913	1,128,927

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	251,717	135,916

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	71,680	18,712

NET INCOME FOR THE FISCAL YEAR	180,037	117,204

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006 AND 2005

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-06	12-31-05
CHANGES IN CASH

Cash and due from banks at beginning of fiscal year	1,611,506	1,666,617
Increase / (Decrease) in cash and due from banks	946,978	(55,111)

Cash and due from banks at end of the fiscal year	2,558,484	1,611,506

REASONS OF CHANGES IN CASH

Financial income collected	2,026,792	1,545,426
Service charge income collected	913,907	720,291

Less:
Financial expense paid	556,654	807,599
Services charge expense paid	110,199	77,764
Operating expenses paid	823,918	676,039

FUNDS PROVIDED BY ORDINARY OPERATIONS	1,449,928	704,315

OTHER SOURCES OF FUNDS

Net increase in other liabilities from financial transactions (*)	98,682	—
Net increase in deposits (*)	1,879,771	1,758,934
Net increase in other liabilities (*)	88,043	—
Net decrease in loans (**)	—	81,130
Net decrease in other receivables from financial transactions (**)	63,475	27,678
Other sources of funds (**)	262,124	214,596

TOTAL OF SOURCES OF FUNDS	2,392,095	2,082,338

USE OF FUNDS

Net increase in government and private securities (**)	307,844	431,297
Net increase in loans (**)	1,734,612	—
Net increase in other assets (**)	216,458	224,117
Net decrease in other liabilities from financial transactions (*)	—	1,718,058
Net decrease in other liabilities (*)	—	17,257
Dividends paid in cash (**)	27,000	—
Other uses of funds (*)	609,131	451,035

TOTAL USES OF FUNDS	2,895,045	2,841,764

INCREASE / (DECREASE) IN FUNDS	946,978	(55,111)

(*) Variations originated in financing activities.	1,457,365	(427,416)
(**) Variations originated in investment activities.	(1,960,315)	(332,010)

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF DECEMBER 31, 2006 AND 2005

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of December 31, 2006 and 2005, as per the following detail:

–	As of December 31, 2006:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal year ended December 31, 2006.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2006.

–	As of December 31, 2005:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A, Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the fiscal year ended December 31, 2005.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A., for the six-month period ended December 31, 2005.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a twelve - month period ended on December 31, 2006 and 2005.

Interests in subsidiaries as of December 31, 2006 and 2005 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	99.9700	94.9687	99.9700
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	7,383,921	7,383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	9,000	9,000	50.0000	50.0000	50.0000	50.0000
Credilogros Cía. Financiera S.A. (*)	Common	—	39,700,000	—	69.5271	—	69.5271

(*)	A company sold on July 11, 2006 (see note 1.3. of BF)

Total assets, liabilities, stockholders´ equity and subsidiaries´ net income balances in accordance with the criteria defined in Note 2 below, as of December 31, 2006 and 2005, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05
Francés Valores Soc. de Bolsa S.A.	7,454	10,777	1,447	2,070	6,007	8,707	(1,058)	2,064
Atuel Fideicomisos S.A. and its subsidiary	26,545	17,618	6,388	4,110	20,157	13,508	6,647	(1,989)
Consolidar A.F.J.P. S.A.	373,844	346,858	110,557	83,659	263,287	263,199	87	16,873
Consolidar Cía. de Seguros de Vida S.A.	314,706	275,380	184,289	192,713	130,417	82,667	47,775	9,268
Consolidar Cía. de Seguros de Retiro S.A.	1,890,025	1,512,356	1,779,536	1,465,608	110,489	46,748	63,741	10,098
PSA Finance Argentina Cía Financiera S.A.	109,461	64,638	82,360	40,545	27,101	24,093	3,008	2,000
Credilogros Cía. Financiera S.A. (*)	—	94,522	—	55,708	—	38,814	—	6,062

(*)	A company sold on July 11, 2006 (see note 1.3. of BF)

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

–	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

–	Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries amounting to 768,514 and 666,029 were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

–	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 25,947 and 29,819 at December 31, 2006 and 2005 corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in Buenos Aires City, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	CONSOLIDAR A.F.J.P S.A.

Consolidar AFJP manages a pension fund that as of December 31, 2006 and 2005 amounted to 16,673 million and 12,763 million respectively.

On February 1, 2007, the Argentine Executive Branch sent to the Argentine Congress a legislative bill to introduce a partial reform in the Argentine social security system. The amendments proposed in said legislative bill include the following: i) the possibility for the affiliates currently covered by the individually funded scheme to choose to adhere to the pay-as-you-go scheme managed by the Argentine State; ii) workers who within 90 days from the commencement of their labor relation have not chosen a social security regime shall be presumed to have chosen the pay-as-you-go system managed by the Argentine State; iii) men older than 55 and women older than 50, who are currently affiliated to the capitalization system and whose balances in the individually funded account do not exceed 20,000 shall be transferred to the pay-as-you-go system unless they expressly state their intent to remain affiliated to the capitalization system; iv) a limitation upon the fees charged by the Pension Fund Managers (AFJP) for managing their affiliates’ contributions to 1% of the basis on which they were calculated; v) an increase in the maximum amount used to calculate social security contributions from 4,800 to 6,000; vi) the establishment of a fund made up by mutual contributions with the resources held by the retirement and pension fund in order to ensure full financing of any temporary retirement benefits in the event of disability and supplementary and re-composition capitals corresponding to the capitalization regime and; vii) an amount ranging from 5% to 20% of the assets held in the retirement and pension funds are to be invested in short- and long-term production or infrastructure projects.

As of the date of issuance of these financial statements, the above bill was being debated by the Argentine Senate.

4.	ATUEL FIDEICOMISOS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

•

Fideicomiso Banco Francés: it was created by an agreement dated on May 12, 2000, executed by Atuel Fideicomisos S.A. as trustee, and BBVA Banco Francés S.A. as trustor and beneficiary. As from January 1, 2002, by an assignment made by BBVA Banco Francés S.A., the beneficiary of the Trust Certificate is Banco Bilbao Vizcaya Argentaria S.A. (BBVA).

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 10.1. of BF).

5.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	12-31-06	12-31-05
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	121,401	121,361
Consolidar Cía. de Seguros de Vida S.A.	44,393	28,140
Consolidar Cía. de Seguros de Retiro S.A.	36,826	15,581
Credilogros Compañía Financiera S.A.	—	11,828
Francés Valores Sociedad de Bolsa S.A.	302	3
Atuel Fideicomisos S.A.	4	1
PSA Finance Argentina Cía Financiera S.A.	13,551	12,046

	216,477	188,960

6.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 4,240. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included under “Other” is as follows:

	12-31-06	12-31-05
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts

Federal Government Bonds (LIBOR 2012) - Compensation	108,622	74,075
Discount Bonds in pesos	406,674	360,516
Other	—	513

Total	515,296	435,104

Holdings for trading or financial transactions

Federal Government Bonds 2008 (BODEN 2008)	8,748	54,723
Federal Government Bonds LIBOR 2012	24,018	52,786
Buenos Aires City Bond	6,648	7,358
Federal Government Bonds LIBOR 2015	—	10,036
Federal Government Bonds LIBOR 2014	22,094	3,036
Discount Bonds in pesos	85,947	246,447
Discount Bonds in US dollar	—	88,122
Peso-denominated GDP-related securities	20,476	40,074
Cuasipar Bonds in pesos	8,104	7,033
Secured Bonds due in 2018	93,602	105,283
Federal Government Bocon PRE8	15,910	45,196
Federal Government Bonds in US dollar 7% due in 2011	9,807	—
Other	8,469	4,743

Total	303,823	664,837

Unlisted government securities

Secured Bonds due in 2020	843,792	—
Tax credit certificates due in 2003/2006	5	6

Total	843,797	6

Instruments issued by the BCRA

BCRA Bills (LEBAC)	75,139	1,160,312
BCRA Notes (NOBAC)	2,445,767	1,088,526

Total	2,520,906	2,248,838

	12-31-06	12-31-05
Investments in listed private securities

Edesur S.A. Corporate Bonds	16,755	28,530
Telefónica de Argentina S.A. Corporate Bonds	9,405	36,280
Telecom Personal Corporate Bonds	9,605	9,206
Camuzzi Gas Pampeana Corporate Bonds	10,057	—
Rombo Compañía Fianciera Corporate Bonds	6,906	—
Tarjeta Naranja Trust	3,797	5,775
Acindar S.A.	3,487	—
Telecom	4,280	1,738
Galtrust 1 Financial Trust	10,941	9,204
Milennium Trust Financial Trust	5,281	—
Petrobrás Energía S.A.	6,616	7,175
FBA Bonos Argentina	6,608	—
FBA Ahorro Pesos	7,592	—
Fideicomiso de Gas	30,391	—
Grupo Concesionario del Oeste Corporate Bonds	10,095	—
1784 Inversión Pesos FCI	3,906	1,182
Pionero Pesos FCI	4,068	—
Banco Macro Corporate Bonds	3,718	—
Other	49,888	56,759

Total	203,396	155,849

Allowances	(15,186)	(323)

Total	4,372,032	3,504,311

b) LOANS – Other

Loans granted to pre-finance and finance exports	1,109,307	466,875
Fixed-rate financial loans	926,097	744,217
Other	246,839	153,199

Total	2,282,243	1,364,291

c) INVESTMENTS IN OTHER COMPANIES – Others

In other non-controlled companies- unlisted	27,586	24,498
In non-controlled companies-supplementary activities	12,860	12,894
Other – unlisted	3,090	11,985

Total	43,356	49,377

d) OTHER RECEIVABLES – Others

Prepayments	22,602	28,213
Loans to personnel	201	1,051
Guarantee deposits	27,059	20,629
Miscellaneous receivables	64,193	65,691
Tax prepayments	372,364	389,534
Other	38,790	30,590

Total	525,209	535,708

	12-31-06	12-31-05
e) OTHER SUBSIDIARIES’ ASSETS

Premium receivables from insurance companies	25,749	23,461
Complementary Capital – Insurance Company	—	13,226
Others related to insurance business	450	3,568

Total	26,199	40,255

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Correspondents – our account	23,746	16,622
Collections and other operations for the account of third parties	29,815	44,633
Other withholdings and collections at source	57,461	39,279
Accounts payable for consumption	108,636	74,190
Money orders payable	203,635	148,728
Other	51,230	36,423

Total	474,523	359,875

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	150,102	101,364
Accrued taxes	119,964	57,438
Miscellaneous payables	65,532	84,909
Other	4,375	8,112

Total	339,973	251,823

h) SUBSIDIARIES´ OTHER LIABILITIES

Insurance companies, claims in adjustment process	98,077	128,339
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	108,585	79,887
Insurance companies, mathematical reserve	1,574,374	1,367,010
Insurance companies, reinsurer´s reserve	(301)	(244)
Difference arising from secured loans accrued valuation Consolidar	(25,947)	(29,819)
Benefit pending of integration – Resolution No. 29,796 Consolidar Cía de Seguros de Retiro S.A.	(607)	(2,203)
Others related to insurance business	81,717	74,921

Total	1,835,871	1,617,891

i) MEMORANDUM ACCOUNTS – DBIT – CONTROL – Others

Items in safekeeping	28,347,949	22,672,909
Collections items	512,838	528,885
Checks drawn on the Bank pending clearing	157,409	105,251
Checks not yet credited	521,952	341,081
Other	27,298	18,827

Total	29,566,991	23,666,953

j) SERVICE CHARGE EXPENSE - Others

Turn-over tax	27,574	22,541
Other	6,087	2,402

Total	33,661	24,943

	12-31-06	12-31-05
k) ADMINISTRATIVE EXPENSES – Other operating expenses

Rent	44,879	38,968
Depreciations of premises and equipment	31,781	29,248
Amortizations of organization and development expenses	22,967	28,082
Maintenance, conservation and repair expenses	30,712	26,157
Electric power and communications	21,714	21,440
Security services	19,340	17,251
Other	12,347	11,268

Total	183,740	172,414

l) OTHER INCOME - Others

Premiums – Insurance companies	181,662	125,861
Deferred income tax (1)	—	242,000
Others	25,757	22,395

Total	207,419	390,256

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense.

m) OTHER EXPENSE – Others

Insurance companies, mathematical reserve
Life Annuities – Consolidar Cía. De Seguros de Retiro	246,181	127,172
Tax on bank credits and debits	98,279	85,312
Deferred tax expenses	24,189	17,670
Losses arising from transactions with fixed assets and miscellaneous	23,000	—
Claims paid – Insurance companies	8,484	27,034
Others	192,122	170,452
	32,386	58,335

Total	624,641	485,975

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

-Stated in thousands of pesos-

	12-31-06	12-31-05
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	62,808	104,177
Other collaterals and counter guaranty “B”	44,596	38,393
Without senior security or counter guaranty	7,958,470	7,374,954

In potential risk

Other collaterals and counter guaranty “B”	1,863	6,361
Without senior security or counter guaranty	26,585	70,057

Nonperforming

Without senior security or counter guaranty	5,297	5,695

With high risk of uncollectibility

Without senior security or counter guaranty	24,001	59,885

Uncollectible

Without senior security or counter guaranty	29,883	5,041

Total	8,153,503	7,664,563

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

-Stated in thousands of pesos-

	12-31-06	12-31-05
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	10,005	7,995
Other collaterals and counter guaranty “B”	470,116	431,652
Without senior security or counter guaranty	1,637,418	1,021,207

Inadequate performance

Other collaterals and counter guaranty “B”	7,629	3,639
Without senior security or counter guaranty	13,083	5,079

Deficient performance

Other collaterals and counter guaranty “B”	527	1,023
Without senior security or counter guaranty	7,576	5,264

Unlikely to be collected

Other collaterals and counter guaranty “B”	625	1,657
Without senior security or counter guaranty	5,959	6,668

Uncollectible

Other collaterals and counter guaranty “B”	2,463	4,315
Without senior security or counter guaranty	4,115	5,421

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	163	13
Without senior security or counter guaranty	664	108

Total	2,160,343	1,494,041

General Total (1)	10,313,846	9,158,604

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EARNINGS DISTRIBUTION PROJECT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

- Stated in thousands of peso -

UNAPPROPRIATED EARNINGS	529,795
To Statutory reserve (20% over 410,319)	(82,064)

SUBTOTAL	447,731

Adjustments (as per Points 2.1 and 2.2. of Communication “A” 4589 amended by Communication “A” 4591)	(343,450)

BALANCE FOR DISTRIBUTION	104,281

To shares dividends (1)	90,000

To cash dividends (1)	90,000

To Retained earnings (1)	14,281

(1)	The distribution of earnings is subject to the approval by the Shareholders’ Meeting to be held on April 26, 2007. Prior to the meeting, the project is to be approved by B.C.R.A (note 14.c)

INDEPENDENT AUDITORS’ REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of financial statements subject to audit

We have audited:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”) which comprise the balance sheet as of December 31, 2006, and the statement of income, statement of changes in stockholders’ equity and cash flow statement for the fiscal year then ended with their notes 1 to 15 (notes 2 and 4 describe a summary of significant accounting policies) and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements which comprise the consolidated balance sheet as of December 31, 2006, and the consolidated statement of income and the consolidated cash flow statement for the fiscal year then ended with their notes 1 to 7 and the supplemental Exhibit 1.

The financial statements (both the stand-alone and the consolidated financial statements) and certain supplemental information referred to above are presented for comparative purposes with the financial statements and supplemental information for the year ended December 31, 2005.

The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with accounting principles generally accepted in the Argentine Republic, and those established by the Argentine Central Bank (“B.C.R.A.”). Our responsibility is to express an opinion on the financial statements based on our audit carried out pursuant to the scope of work outlined in section 2 of this report.

2.	Scope of our work

We conducted our audit in accordance with the auditing standards generally accepted in the Argentine Republic as adopted by the Professional Council in Economic Sciences of Buenos Aires City and the “Minimum Standards applicable for External Audits” established by the B.C.R.A. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to errors or omissions or to irregularities. In making those risk assessments the auditor considers the internal control relevant to the Bank’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Bank’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of section 1 of this report have been prepared by the Bank in accordance with the standards established by the B.C.R.A. which differ from the professional accounting principles currently in force in the Argentine Republic in the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Opinion

In our opinion, the stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of section 1 of this report present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. as of December 31, 2006, the results of its operations, changes in its stockholders’ equity and its cash flows for the fiscal year then ended, in conformity with the standards established by B.C.R.A.´s regulations and, except for the effects of the matter indicated in section 3, in conformity with the accounting principles generally accepted in the Argentine Republic as approved by the Professional Council in Economic Sciences of Buenos Aires City.

Our independent auditors´ report on the stand-alone and the consolidated financial statements for the fiscal year ended December 31, 2005, whose figures are presented for comparative purposes and relate to those disclosed in the financial statements corresponding to such fiscal year, was issued on February 10, 2006 and was qualified due to departures from professional accounting principles, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

As described in note 16 to the stand-alone financial statements, the effects of the differences between the standards of the BCRA (which differ from the accounting principles generally accepted in Buenos Aires City – Argentina for the matters mentioned in note 3 to the financial statements), and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina. This report was prepared in accordance with auditing standards generally accepted in Argentina and the “Minimum Standards for External Audits” established by the BCRA. The translation into English of the financial statements described in section 1 and of this independent auditors´ report has been made solely for the convenience of English-speaking readers.

Buenos Aires City, February 15, 2007

CARLOS B. SRULEVICH
Partner
Contador Público
(Universidad de Buenos Aires)
C.P.C.E.C.A.B.A. - T° 139 - F° 192

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: February 26, 2007	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer